Filed by NuStar Energy L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuStar GP Holdings, LLC

Commission File No.: 001-32940

NuStar GP Holdings, LLC Announces Record Date and Special Meeting Date

SAN ANTONIO, June 18, 2018 – NuStar GP Holdings, LLC (NYSE: NSH) today announced that a special meeting of its unitholders will be held on July 20, 2018 at 10:30 a.m. Central Time at NSH’s headquarters located at 19003 IH-10 West, San Antonio, TX 78257, for unitholders of record as of the close of business on June 22, 2018. At the special meeting, NSH unitholders will vote on the previously announced proposed merger and related transactions pursuant to the Agreement and Plan of Merger, dated as of February 7, 2018, by and among NuStar Energy L.P., Riverwalk Logistics, L.P., NuStar GP, LLC, Marshall Merger Sub LLC, Riverwalk Holdings, LLC and NSH.

About NuStar Energy L.P. (NYSE: NS) and NSH

NS, a publicly traded master limited partnership based in San Antonio. For more information, visit NS’ website at www.nustarenergy.com.

NSH is a publicly traded limited liability company that owns the general partner interest, an approximate 11 percent common limited partner interest and the incentive distribution rights in NS. For more information, visit NSH’s website at www.nustargpholdings.com.

Important Information for Investors and Unitholders

In connection with the proposed merger, NS has filed a registration statement (Registration No. 333-223671), which includes its preliminary prospectus, a preliminary proxy statement of NSH and other materials, with the Securities and Exchange Commission (the SEC). INVESTORS AND UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NS, NSH AND THE PROPOSED TRANSACTION. The information in this communication is for informational purposes only and is neither an offer to purchase, nor an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. A definitive proxy statement/prospectus will be sent to unitholders of NSH seeking their approval of the proposed merger. Investors and unitholders may obtain a free copy of the proxy statement/prospectus and other documents (when available) containing important information about NS and NSH through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NS will be available free of charge on NS’ website at www.nustarenergy.com under the tab “Investors” or by contacting NS’ Investor Relations at investorrelations@nustarenergy.com.

Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations at investorrelations@nustarenergy.com.

NS and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in NS’ Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Investors:

Chris Russell, Treasurer and Vice President Investor Relations: 210-918-3507

or

Media/Communications:

Mary Rose Brown, Executive Vice President and Chief Administrative Officer: 210-918-2314